UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Rain Oncology Inc.

(Name of Subject Company)

Rain Oncology Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

Avanish Vellanki

Chief Executive Officer

Rain Oncology Inc.

8000 Jarvis Avenue, Suite 204

Newark, CA 94560

(510) 953-5559

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan A. Murr

Branden C. Berns
Robert Phillips

Chris Trester

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, CA 94105-0921

(415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Rain Oncology Inc., a Delaware corporation (“Rain” or the “Company”), with the U.S. Securities and Exchange Commission on December 27, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of Rain (other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time, which, in each case, will be canceled without any consideration (the “Excluded Shares”)), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC (the “Rights Agent”) and Fortis Advisors LLC (the “Representative”), the form of which is attached as Exhibit C to the Merger Agreement (the “CVR Agreement”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement and all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following disclosure amends and replaces the disclosures that previously appeared in the first full paragraph under the heading “Legal Proceedings” on page 56 of the Schedule 14D-9. The modified text is underlined (where added) and struck-through (where deleted) below:

“On July 17, 2023, a purported securities class action lawsuit was commenced in the United States District Court for the Northern District of California, naming Rain and certain of Rain’s officers as defendants (the “Shareholders Class Action Lawsuit”), captioned Thant v. Rain Oncology, et al., Case No. 5:23-cv-3518-EJD. The Shareholders Class Action Lawsuit alleges violations of Sections 10(b) and 20(a) of the Exchange Act in connection with allegedly false and misleading information about the Phase 3 MANTRA trial design quality and risks related to its clinical development strategy and regulatory approval. The Shareholders Class Action Lawsuit seeks compensatory damages in an unspecified amount, attorneys’ fees and costs, and any other relief the court deems proper. On November 1, 2023, the Court entered an order appointing lead plaintiff and lead counsel. On November 14, 2023, the Court entered a scheduling order requiring that lead plaintiff file an amended complaint on or before January 19, 2024 and setting a briefing schedule for the defendants’ anticipated motion to dismiss to be completed by June 20, 2024. On January 19, 2024, lead plaintiff filed an amended complaint alleging claims under Sections 10(b) and 20(a) of the Exchange Act against the same defendants named in the original complaint, and adding claims under Sections 11 and 15 of the Securities Act of 1933 against Rain and Rain’s directors at the time of Rain’s final prospectus/registration statement filed in connection with its April 2021 initial public offering. Defendants’ motion to dismiss the amended complaint is due on March 20, 2024. Given the early stage of the Shareholders Class Action Lawsuit, Rain cannot currently predict the outcome or future costs associated with the Shareholders Class Action Lawsuit.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2024

Rain Oncology Inc.

By:	/s/ Josephine Bruce
Josephine Bruce
Director of Accounting